Exhibit 23.02

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated March 16, 2011 (April 4, 2011 as to the first paragraph of Note 9) relating to the consolidated financial statements and financial statement schedule of Responsys, Inc. and subsidiaries (which report expresses an unqualified opinion on the consolidated financial statements and financial statement schedule and includes an explanatory paragraph relating to the adoption of ASC No. 815-40, Derivative and Hedging—Contracts in Entity’s Own Equity) appearing in the Prospectus dated April 21, 2011 filed by Responsys Inc. (the“Company”) pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended relating to the Company’s Registration Statement No. 333-171377 on Form S-1, as amended.

/s/ DELOITTE & TOUCHE LLP

San Jose, California

June 29, 2011